Exhibit 99.1

How Can You Drive Employee Engagement? NICE to Share Best
Practices in Upcoming Webinar Series

RA’ANANA, ISRAEL, April 1, 2014 – NICE Systems (NASDAQ: NICE) is helping companies establish successful employee engagement programs in order to transform their service organizations. Employee engagement is key to improving customer satisfaction, generating more revenue, and lowering operational costs.

NICE will share best practices on how to drive employee engagement during a series of upcoming webinars, beginning April 17, 2014. Engaging sessions, led by leading analysts, NICE customers, partners, and experts will give participants the tools to improve their performance management programs by focusing on three building blocks:

Transparency – By giving employees insight into performance metrics, they know whether they are meeting individual targets and where they stand in comparison to their peers. This visibility drives higher levels of performance and helps managers provide personalized coaching when needed.

Insight – Using root cause analysis, organizations can uncover and address the issues that prevent employees from doing their best work. These insights, cross-referenced with employee scoring across metrics and time, can help decision-makers take action that aligns with company goals.

Motivation – Engaged employees deliver a better customer experience, which in turn drives loyalty and helps boost revenues. By promoting information sharing, as well as friendly competition among peers, companies can encourage skill- and knowledge-building and set their workforce up for success.

Click here to join the NICE Employee Engagement webinars, and for more information on the sessions.

April 17	Back Office Live Demo
April 24	Inside the Experts’ Coaching Playbook

May 1	Workforce Management Live Demo
May 7	Easing the Pain around Claims in the Back Office
May 8	Performance Management Live Demo
May 15	Looking to transform your WFM program? Go back to the Basics (with Wise Workforce Strategies)
May 28	Maximizing Agent Desktop Efficiency in the Telco Industry
May 29	Gamification – the Marriage of Big Data and Loyalty (with Bunchball)

June 4	Optum Implements Real-Time Activity Monitoring and Workforce Management in a Blended Environment (with Optum Health)
June 16	Focus on Employee Engagement to Move the Needle on Customer Satisfaction and Increased Revenue (with Kate Leggett, Forrester)
June 19	NICE WFM Benchmark Report – See How You Stack Up
June 25	Get More from your Back Office with WFO (With Donna Fluss, DMG)
June 26	Maximizing Agent Desktop Efficiency for Insurance

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the
Company undertakes no obligation to update or revise them, except as required by law.